Filed Pursuant to Rule 253(g)(2)

File No. 024-12108

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 11 DATED AUGUST 2, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (the “Company”, “we”, “our” or “us”), dated December 30, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 4, 2023 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

The Hamilton JV LP

On June 28, 2019, we directly acquired ownership of a “majority-owned subsidiary”, The Hamilton JV LP (the “Hamilton Controlled Subsidiary”), for an initial purchase price of $7,203,300, which was the initial stated value of our equity interest in the Hamilton Controlled Subsidiary (the “Hamilton Investment”). The Hamilton Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 232 units located at 100 Windsor Park Lane, Hendersonville, TN 37075 (the “Windsor Park Property”). Details of the acquisition can be found here.

The Windsor Park Property was acquired for a purchase price of approximately $30,000,000.  To finance the acquisition of the Windsor Park Property, a $19,420,000 senior secured loan with a ten (10) year initial term at a 3.78% interest rate with six years interest-only was provided by SunTrust – Freddie Mac (the “Windsor Park Senior Loan”).

The Hamilton Controlled Subsidiary completed approximately $3,550,000 of common area and unit improvements, bringing the total project cost for the Windsor Park Property to approximately $33,550,000. The renovations were completed in 2020.

On July 12, 2023, Grandbridge Real Estate Capital LLC / Freddie Mac provided a $9,195,000 supplemental loan with a 7.23% fixed interest rate and approximately 24 months interest-only (the “Windsor Park Supplemental Loan”), bringing, the combined loan balance to $28,615,000 and the combined loan-to-value ratio to approximately 59.3%. The appraised value for the Windsor Park Supplemental Loan implies a greater than 60% increase in value of the Windsor Park Property relative to the purchase price.

In connection with the closing of the Windsor Park Supplemental Loan, we received a cash distribution from the Hamilton Controlled Subsidiary of approximately $4,573,000.